# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ReNew Energy Global plc, CIK 0001848763
CUSIP: G7500M104
Title of class of securities: Class A Ordinary Shares, Nominal Value of $0.0001 Per Share
Address of issuer's principal executive offices: C/O Vistra (UK) Ltd, Suite 3, 7th Floor, 50, Broadway, London, United Kingdom (X0), SW1H 0DB
Date of event which requires filing of this statement: 07/02/2025
Amends the filing with accession number 0001104659-21-112392
Filed by CIK 0001362558
Persons authorized to receive notices and communications: Turner Herbert, Abu Dhabi Investment Authority, 211 Corniche, PO Box 3600, Abu Dhabi, United Arab Emirates (C0), 00000, 971 2 4150000; Michael Levitt, Sebastian Fain, Freshfields US LLP, 3 World Trade Center, 175 Greenwich St., New York, New York (NY), 10007, 212 277 4000

## Reporting persons
- Abu Dhabi Investment Authority (CIK 0001362558): type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 58,170,916; sole dispositive power 0; shared dispositive power 58,170,916; aggregate amount beneficially owned 58,170,916 (23.8% of the class)
  Comment: Item 13 is calculated based on a total of 244,266,823 Class A Ordinary Shares of ReNew Energy Global plc, a public limited company registered in England and Wales with registered number 13220321 (the "Issuer"), which the Reporting Persons understand were outstanding as of March 31, 2024, as reported by the Issuer in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") on July 30, 2024.
  
  With respect to Item 14, Abu Dhabi Investment Authority ("ADIA") is a public institution established in 1976 by the Government of the Emirate of Abu Dhabi (the "Government") as an independent investment institution. ADIA is wholly owned and subject to constitutional supervision by the Government. ADIA has an independent legal identity with full capacity to act in fulfilling its statutory mandate and objectives.
- Platinum Cactus A 2019 Trust: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 58,170,916; sole dispositive power 0; shared dispositive power 58,170,916; aggregate amount beneficially owned 58,170,916 (23.8% of the class)
  Comment: Item 13 is calculated based on a total of 244,266,823 Class A Ordinary Shares of the Issuer, which the Reporting Persons understand were outstanding as of March 31, 2024, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 30, 2024.
  
  With respect to Item 14, Platinum Cactus A 2019 Trust is a trust established under the laws of the Abu Dhabi Global Market by deed of settlement, dated March 28, 2019 between Abu Dhabi Investment Authority and Platinum Hawk C 2019 RSC Limited ("Platinum Hawk"). Platinum Hawk is the trustee of Platinum Cactus A 2019 Trust. Platinum Hawk is an indirect wholly owned subsidiary of ADIA. The Class A Ordinary Shares are directly held by the Platinum Cactus A 2019 Trust. Pursuant to the rules and regulations of the Securities and Exchange Commission, both ADIA (pursuant to its right to vote or dispose of the shares) and Platinum Hawk (pursuant to its right to dispose of the shares) should be considered to be the beneficial owner of the Class A Ordinary Shares.
- Platinum Hawk C 2019 RSC Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 58,170,916; aggregate amount beneficially owned 58,170,916 (23.8% of the class)
  Comment: Item 13 is based on a total of 244,266,823 Class A Ordinary Shares of the Issuer which the Reporting Persons understand were outstanding as of March 31, 2024, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 30, 2024.
  
  With respect to Item 14, Platinum Hawk is the trustee of Platinum Cactus A 2019 Trust, which is a trust established under the laws of the Abu Dhabi Global Market by deed of settlement, dated March 28, 2019 between Abu Dhabi Investment Authority and Platinum Hawk. Platinum Hawk is an indirect wholly owned subsidiary of ADIA. Platinum Hawk does not have any voting power with respect to the Class A Ordinary Shares owned by the Platinum Cactus A 2019 Trust, but has the power to make, retain, divest, transfer, sell, convert, vary or transpose of such shares. Pursuant to the rules and regulations of the Securities and Exchange Commission, both ADIA (pursuant to its right to vote or dispose of the shares) and Platinum Hawk (pursuant to its right to dispose of the shares) should be considered to be the beneficial owner of the Class A Ordinary Shares.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, Nominal Value of $0.0001 Per Share
Name of issuer: ReNew Energy Global plc
Address of issuer's principal executive offices: C/O Vistra (UK) Ltd, Suite 3, 7th Floor, 50, Broadway, London, United Kingdom (X0), SW1H 0DB
Comment:
This Amendment No. 3 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on September 2, 2021, as amended and supplemented on August 22, 2023 and December 10, 2024 (the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

This Schedule 13D is being filed by the Reporting Persons in relation to the Class A Ordinary Shares, par value $0.0001 (the "Shares"), of the Issuer. The principal executive office of the Issuer is located at C/O Vistra (UK) Ltd, Suite 3, 7th Floor, 50, Broadway, London, England, SW1H 0DB.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following:

Revised Non-Binding Proposal

On July 2, 2025, the Consortium jointly submitted a revised non-binding proposal (the "Revised Proposal") to the special committee of the Board increasing the price per Share that the Consortium is proposing to pay to acquire all of the Shares (on a fully diluted basis) of the Issuer not presently owned by the Consortium Members in the Proposed Transaction to $8.00 per Share.

The Revised Proposal is non-binding, and no agreement, arrangement or understanding between the Consortium or any Consortium Members, on the one hand, and the Issuer, on the other hand, relating to the Revised Proposal, the Proposed Transaction or any other transaction will be created until such time as definitive agreements for the Proposed Transaction have been executed and delivered.

References to, and descriptions of, the Revised Proposal in this Schedule 13D are qualified in their entirety by the terms of the Revised Proposal, a copy of which is attached hereto as Exhibit 99.7 and is incorporated in its entirety into this Item 4.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

This Amendment amends and supplements Item 6 of the Original Schedule 13D by adding the following:

Amendment No. 1 to Consortium Bid Conduct Agreement

On July 3, 2025, the Consortium entered into an Amendment No. 1 to the Consortium Bid Conduct Agreement, pursuant to which, among other things, the outside date for the restrictions set forth in Section 2.6 of the Consortium Bid Conduct Agreement has been extended to September 30, 2025.

References to, and descriptions of, the Amendment No. 1 to Consortium Bid Conduct Agreement in this Schedule 13D are qualified in their entirety by the terms of the Amendment No. 1 to Consortium Bid Conduct Agreement, a copy of which is attached hereto as Exhibit 99.8 and is incorporated in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as follows:

99.1 Joint Filing Agreement, dated September 2, 2021, among the Abu Dhabi Investment Authority, The Platinum Cactus A 2019 Trust and Platinum Hawk C 2019 RSC Limited (incorporated by reference to the Joint Filing Agreement filed as Exhibit 99.1 to the Original Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 2, 2021)

99.2 Registration Rights, Coordination and Put Option Agreement (incorporated by reference to the Registration Rights Agreement filed as Exhibit 4.4 to the Shell Company Report on Form 20-F filed by ReNew Energy Global plc on August 27, 2021)

99.3 Shareholders Agreement (incorporated by reference to the Shareholders Agreement filed as Exhibit 4.3 to the Shell Company Report on Form 20-F filed by ReNew Energy Global plc on August 27, 2021)

99.4 Amendment to ReNew Global Shareholders Agreement dated July 17, 2023 (executed on July 24, 2023) (incorporated by reference to the Amendment to ReNew Global's Shareholders Agreement filed as Exhibit 4.17 to the Annual Report on Form 20-F filed by ReNew Energy Global plc on July 31, 2023)

99.5 Proposal, dated December 10, 2024, from Canada Pension Plan Investment Board, Platinum Hawk C 2019 RSC Limited, Abu Dhabi Future Energy Company PJSC-Masdar and Sumant Sinha (incorporated by reference to the Proposal filed as Exhibit 99.5 to the Amendment No.2 to the Schedule 13D filed by the Reporting Persons with respect to the Issuer on December 10, 2024)

99.6 Consortium Bid Conduct Agreement, dated December 10, 2024, by and among Canada Pension Plan Investment Board, Platinum Hawk C 2019 RSC Limited, Abu Dhabi Future Energy Company PJSC-Masdar and Sumant Sinha (incorporated by reference to the Consortium Bid Conduct Agreement filed as Exhibit 99.6 to the Amendment No.2 to the Schedule 13D filed by the Reporting Persons with respect to the Issuer on December 10, 2024)

99.7 Revised Proposal, dated July 2, 2025, from Canada Pension Plan Investment Board, Platinum Hawk C 2019 RSC Limited, Abu Dhabi Future Energy Company PJSC-Masdar and Sumant Sinha*

99.8 Amendment No. 1 to Consortium Bid Conduct Agreement, dated July 3, 2025, by and among Canada Pension Plan Investment Board, Platinum Hawk C 2019 RSC Limited, Abu Dhabi Future Energy Company PJSC-Masdar and Sumant Sinha*

*Filed herewith

## Signatures
- Abu Dhabi Investment Authority: /s/ Khadem AlRemeithi, Khadem AlRemeithi / Executive Director (07/03/2025)
- Abu Dhabi Investment Authority: /s/ Sultan Aldhaheri, Sultan Aldhaheri / Deputy Director (07/03/2025)
- Platinum Cactus A 2019 Trust: /s/ Suhail Al Dhaheri, Suhail Al Dhaheri / Authorized Signatory (07/03/2025)
- Platinum Cactus A 2019 Trust: /s/ Mamoun Jamai, Mamoun Jamai / Authorized Signatory (07/03/2025)
- Platinum Hawk C 2019 RSC Limited: /s/ Suhail Al Dhaheri, Suhail Al Dhaheri / Authorized Signatory (07/03/2025)
- Platinum Hawk C 2019 RSC Limited: /s/ Mamoun Jamai, Mamoun Jamai / Authorized Signatory (07/03/2025)
Comment: Suhail Al Dhaheri is signing on behalf of Platinum Hawk C 2019 RSC Limited as Trustee to the Platinum Cactus A 2019 Trust.

Mamoun Jamai is signing on behalf of Platinum Hawk C 2019 RSC Limited as Trustee to the Platinum Cactus A 2019 Trust.